SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

GOGO INC.

(Name of Subject Company (Issuer) and Filing Person (as Offeror))

3.75% Convertible Senior Notes due 2020

(Title of Class of Securities)

38046CAA7

(CUSIP Number of Class of Securities)

Marguerite M. Elias

Executive Vice President & General Counsel

Gogo Inc.

111 North Canal St., Suite 1500

Chicago, IL 60606

(312) 517-5000

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Matthew E. Kaplan

Morgan J. Hayes

Debevoise & Plimpton LLP

919 Third Avenue

New York, New York 10022

(212) 909-6000

CALCULATION OF FILING FEE

Transaction Value(1)	Amount of Filing Fee(2)
$162,000,000	$19,634.40

(1)

Calculated solely for purposes of determining the amount of the filing fee. The calculation of the Transaction Value assumes that all $162,000,000 aggregate principal amount of Gogo Inc.’s 3.75% Convertible Notes due 2020 are purchased at the tender offer price of $1,000 per $1,000 principal amount of such notes.

(2)	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $121.20 for each $1,000,000 of the value of the transaction.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Introductory Statement

This Tender Offer Statement on Schedule TO (the “Schedule TO”) is filed by Gogo Inc., a Delaware corporation (“Gogo” or the “Company”), and relates to the Company’s offer to purchase (“Tender Offer”), upon the terms and subject to the conditions set forth in the attached Offer to Purchase dated April 18, 2019 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”), any and all of its outstanding 3.75% Convertible Senior Notes due 2020 (the “Notes”), for cash in an amount equal to $1,000 per $1,000 principal amount of notes purchased, plus accrued and unpaid interest from the last interest payment date on the Notes to, but not including, the date of payment for the notes accepted in the Tender Offer.

Copies of the Offer to Purchase and Letter of Transmittal are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. The Tender Offer will expire at 11:59 p.m., New York City time, on May 15, 2019, or any other date and time to which the Company extends the Tender Offer, unless earlier terminated. This Schedule TO is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.

The information set forth in the Offer to Purchase and Letter of Transmittal is incorporated by reference herein in response to Items 1 through 13 of Schedule TO, including as more specifically set forth below.

Item 1. Summary Term Sheet.

The information in the Offer to Purchase under the heading “Summary” and in the Letter of Transmittal is incorporated herein by reference.

Item 2. Subject Company Information.

(a) Name and Address. The name of the subject company is Gogo Inc., a Delaware corporation. The Company’s principal executive offices are located at 111 North Canal St., Suite 1500, Chicago, IL 60606; telephone number (312) 517-5000.

(b) Securities. The securities that are the subject of the Tender Offer are the Company’s 3.75% Convertible Senior Notes due 2020. As of April 17, 2019, there were $162.0 million aggregate principal amount of Notes outstanding.

(c) Trading Market and Price. The information in the Offer to Purchase under the heading “Market Price Information” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a) Name and Address. Gogo is the filing person and the subject company. The information set forth under Item 2(a) above and in the Offer to Purchase under the heading “The Company” is incorporated herein by reference. The names of the directors and executive officers of the Company are set forth in the Offer to Purchase under the heading “Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Notes” and such information is herein incorporated by reference.

Item 4. Terms of the Transaction.

(a) Material Terms. The information set forth in the Offer to Purchase under the headings “Summary,” “The Terms of the Tender Offer,” “Certain Considerations,” “Source of Funds” and “Certain U.S. Federal Income Tax Consequences” is incorporated herein by reference.

(b) Purchases. Information regarding purchases from officers, directors and affiliates of the Company set forth in the Offer to Purchase under the heading “Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Notes” is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Subject Company’s Securities. The Company is a party to the following agreements, arrangements or understandings that involve the Notes:

•

Indenture (including form of Note), dated March 9, 2015, between the Company and U.S. Bank National Association, as Trustee, relating to the Notes (filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed on March 9, 2015, File No. 001-35975 and incorporated herein by reference). A description of the material provisions of the foregoing agreement is set forth in the Form 8-K filed on March 9, 2015, by the Company, which is incorporated herein by reference.

•

Purchase Agreement, dated as of March 3, 2015, by and between the Company and J.P Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on March 9, 2015, File No. 001-35975 and incorporated herein by reference). A description of the material provisions of the foregoing agreement is set forth in the Form 8-K filed on March 9, 2015, by the Company, which is incorporated herein by reference.

•

Forward Stock Purchase Confirmation, dated as of March 3, 2015, by and between the Company and JPMorgan Chase Bank, National Association, London Branch (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed on March 9, 2015, File No. 001-35975 and incorporated herein by reference). A description of the material provisions of the foregoing agreement is set forth in the Form 8-K filed on March 9, 2015, by the Company, which is incorporated herein by reference.

•

Forward Stock Purchase Confirmation, dated as of March 3, 2015, by and between the Company and Merrill Lynch International, acting through its agent, Merrill Lynch, Pierce, Fenner & Smith Incorporated (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K, filed on March 9, 2015, File No. 001-35975 and incorporated herein by reference). A description of the material provisions of the foregoing agreement is set forth in the Form 8-K filed on March 9, 2015, by the Company, which is incorporated herein by reference.

The information in the Offer to Purchase under the headings “Certain Considerations – Treatment of Notes Not Tendered in the Tender Offer” and “The Dealer Managers, The Depositary and The Information Agent” is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) Purposes. The information in the Offer to Purchase under the heading “The Terms of the Tender Offer – Purpose of the Tender Offer” is incorporated herein by reference.

(b) Use of Securities Acquired. The information in the Offer to Purchase under the heading “The Terms of the Tender Offer – Payment for Notes” is incorporated herein by reference.

(c) Plans. The information in the Offer to Purchase including in “Certain Considerations – Treatment of Notes Not Tendered in the Tender Offer” and “Source of Funds” (and the documents incorporated by reference therein) is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a) Source of Funds. The information in the Offer to Purchase under the heading “Source of Funds” is incorporated herein by reference.

(b) Conditions. The information in the Offer to Purchase under the headings “The Terms of the Tender Offer–Conditions to the Tender Offer” and “Certain Considerations–Conditions to the Consummation of the Tender Offer” is incorporated herein by reference.

(d) Borrowed Funds. The information in the Offer to Purchase under the heading “Source of Funds” is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company.

(a) Securities Ownership. The information in the Offer to Purchase under the heading “Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Notes” is incorporated herein by reference.

(b) Securities Transactions. The information in the Offer to Purchase under the heading “Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Notes” is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations. The information in the Offer to Purchase under the headings “Summary” and “The Dealer Managers, The Depositary and The Information Agent” is incorporated herein by reference.

Item 10. Financial Statements.

(a) Financial Information. Not applicable.

(b) Pro Forma Information. Not applicable.

Item 11. Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings. Not applicable.

(c) Other Material Information. The information contained in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

Item 12. Exhibits.

(a)(1)(A)	Offer to Purchase, dated April 18, 2019.

(a)(1)(B)	Letter of Transmittal.

(a)(5)(i)	Press Release announcing the commencement of the Tender Offer, dated April 18, 2019.

(b)	None.

(d)(1)	Indenture, dated as of March 9, 2015, between the Company and U.S. Bank National Association, as Trustee, relating to the Company’s 3.75% Convertible Senior Notes due 2020 (filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed on March 9, 2015, File No. 001-35975 and incorporated herein by reference).

(d)(2)	Purchase Agreement, dated as of March 3, 2015, by and between the Company and J.P Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on March 9, 2015, File No. 001-35975 and incorporated herein by reference).

(d)(3)	Forward Stock Purchase Confirmation, dated as of March 3, 2015, by and between the Company and JPMorgan Chase Bank, National Association, London Branch (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed on March 9, 2015, File No. 001-35975 and incorporated herein by reference).

(d)(4)	Forward Stock Purchase Confirmation, dated as of March 3, 2015, by and between the Company and Merrill Lynch International, acting through its agent, Merrill Lynch, Pierce, Fenner & Smith Incorporated (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K, filed on March 9, 2015, File No. 001-35975 and incorporated herein by reference).

(g)	None.

(h)	None.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 18, 2019	GOGO INC.

	By:	/s/ Marguerite M. Elias
	Name:	Marguerite M. Elias
	Title:	Executive Vice President & General Counsel

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated April 18, 2019.

(a)(1)(B)	Letter of Transmittal.

(a)(5)(i)	Press Release announcing the commencement of the Tender Offer, dated April 18, 2019.

(b)	None.

(d)(1)	Indenture, dated as of March 9, 2015, between the Company and U.S. Bank National Association, as Trustee, relating to the Company’s 3.75% Convertible Senior Notes due 2020 (filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed on March 9, 2015, File No. 001-35975 and incorporated herein by reference).

(d)(2)	Purchase Agreement, dated as of March 3, 2015, by and between the Company and J.P Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on March 9, 2015, File No. 001-35975 and incorporated herein by reference).

(d)(3)	Forward Stock Purchase Confirmation, dated as of March 3, 2015, by and between the Company and JPMorgan Chase Bank, National Association, London Branch (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed on March 9, 2015, File No. 001-35975 and incorporated herein by reference).

(d)(4)	Forward Stock Purchase Confirmation, dated as of March 3, 2015, by and between the Company and Merrill Lynch International, acting through its agent, Merrill Lynch, Pierce, Fenner & Smith Incorporated (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K, filed on March 9, 2015, File No. 001-35975 and incorporated herein by reference).

(g)	None.

(h)	None.